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09040423

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

amended (A)

SEC Mail Processing Section
APR - 8 2009
Washington, DC

SEC FILE NUMBER
8- 51506

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: True North Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Main Street, Suite 110
(No. and Street)

North Adams, MA 01247
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shatswell & MacLead & Co., P.C.
(Name – *if individual, state last, first, middle name*)

83 Pine Street West Peabody, MA 01960-3635
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard C. Lamb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of True North Financial Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

SUE A. O'NEIL
Notary Public
Commonwealth of Massachusetts
My Commission Expires
July 20, 2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
True North Financial Services, Inc.
North Adams, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of True North Financial Services, Inc. and Subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of True North Financial Services, Inc. and Subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
April 2, 2009

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash and due from bank	$ 445,390	$ 195,031
Deposits with clearing organization	814,359	615,664
Money market mutual funds	259,212	486,044
Cash and cash equivalents	1,518,961	1,296,739
Commissions receivable, net of allowance of $4,400 as of December 31, 2008 and 2007	685,882	494,078
Goodwill	332,242	332,242
Intangible assets, net of amortization of $479,969 as of December 31, 2008 and $388,338 as of December 31, 2007	387,156	478,787
Prepaid expenses	41,918	42,783
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $355,592 as of December 31, 2008 and $299,822 as of December 31, 2007	350,457	381,818
Deferred tax asset, net	52,121	16,623
Income taxes receivable	13,546	
Other assets	13,265	23,214
Total assets	$3,395,548	$3,066,284
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued commissions payable	$ 272,787	$ 220,600
Accrued wages payable	160,073	137,272
Other liabilities	203,158	116,299
Total liabilities	636,018	474,171
Stockholder's equity:		
Common stock, no par value, authorized and issued 300 shares	90,000	90,000
Paid-in capital	1,681,166	1,681,166
Retained earnings	988,364	820,947
Total stockholder's equity	2,759,530	2,592,113
Total liabilities and stockholder's equity	$3,395,548	$3,066,284

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Commissions	$4,385,421	$3,909,716
Dividend income and other interest income	18,570	24,742
Other income	7,200	38,270
Benefits administration income		8,353
	4,411,191	3,981,081
Expenses:		
Employee compensation and benefits	1,444,460	1,361,466
Commissions	1,648,804	1,419,175
Floor brokerage, exchange, and clearance fees	17,376	14,411
Dues and subscriptions	37,962	44,432
Communications and data processing	106,426	83,549
Occupancy	117,151	115,166
Equipment	52,505	64,632
Amortization of intangible assets	91,631	103,006
Legal and accounting	58,845	47,591
Insurance	40,975	43,601
Advertising	45,591	18,774
Contributions	5,350	5,846
Office supplies	35,821	41,209
Loss on sales, net and disposals of assets	2,417	2,350
Other expenses	219,289	166,773
Interest	1,373	23
	3,925,976	3,532,004
Income before income taxes	485,215	449,077
Provision for income taxes	204,372	195,148
Net income	$ 280,843	$ 253,929

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2008 and 2007

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2006	$90,000	$1,681,166	$567,018	$2,338,184
Net income			253,929	253,929
Balance, December 31, 2007	90,000	1,681,166	820,947	2,592,113
Net income			280,843	280,843
Dividends paid to Hoosac Bank			(113,426)	(113,426)
Balance, December 31, 2008	$90,000	$1,681,166	$988,364	$2,759,530

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 280,843	$ 253,929
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation of fixed assets and amortization of leasehold improvements	55,770	54,508
Amortization of intangible assets and license agreements	91,631	103,006
Loss on sales and disposals of assets	2,417	2,350
Deferred tax benefit	(35,498)	(27,296)
(Increase) decrease in operating assets:		
Other assets	7,532	1,327
Commissions receivable	(191,804)	(21,150)
Prepaid taxes	(13,546)	7,010
Prepaid expenses	865	17,791
(Decrease) increase in operating liabilities:		
Accrued commissions payable	52,187	(38,928)
Taxes payable	(29,229)	
Accrued expenses and other liabilities	138,889	127,277
Total adjustments	79,214	225,895
Net cash provided by operating activities	360,057	479,824
Cash flows from investing activities:		
Purchases of furniture, equipment, and leasehold improvements	(24,409)	(44,344)
Purchases of intangible assets		(156,250)
Proceeds from sales and disposals of fixed assets		5,400
Net cash used in investing activities	(24,409)	(195,194)
Cash flows from financing activities:		
Dividends paid to Hoosac Bank	(113,426)	
Net cash used in financing activities	(113,426)	
Increase in cash and cash equivalents	222,222	284,630
Cash and cash equivalents at beginning of period	1,296,739	1,012,109
Cash and cash equivalents at end of period	$1,518,961	$1,296,739
Supplemental cash flows disclosure:		
Income taxes paid	$ 282,645	$215,434

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2008 and 2007

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

True North Financial Services Inc., (Company) is a wholly-owned subsidiary of Hoosac Bank, which is a wholly-owned subsidiary of MountainOne Financial Partners, Inc. which is a wholly-owned subsidiary of MountainOne Financial Partners, MHC. The Company is a Massachusetts corporation.

True North Financial Services, Inc. is a non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Municipal Securities Rulemaking Board (MSRB), The Securities Investor Protection Corp. (SIPC) and the Financial Industry Regulatory Authority (FINRA). FINRA was created in July 2007 through the consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. Prior to FINRA membership, the Company was a member of NASD and received a one-time payment of $35,000 in anticipation of cost savings achieved. This payment is included in other income in 2007. The Company is also registered with the SEC as an Investment Advisor.

True North Insurance Agency, Inc. is a wholly-owned subsidiary of True North Financial Services, Inc. and is a Massachusetts domiciled corporation. The agency is licensed to sell life, health and annuity products in Massachusetts, and other states as deemed necessary to comply with state law. The agency specializes in the sale of group benefits, life and annuity product sales acting as intermediary in the sales of these products to businesses of all sizes, institutions, nonprofits, municipalities and individuals.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary True North Insurance Agency, Inc. (Insurance Agency). The Company is engaged as a securities broker-dealer and its primary business is comprised of brokerage transactions on an agency basis, and the offering of investment advisory products and services. The Insurance Agency is engaged primarily as an insurance agent.

ADVERTISING COSTS:

The Company expenses the costs of non-direct response advertising as incurred. Direct-response advertising is capitalized and amortized over its expected period of future benefits. Advertising expense was $45,591 in 2008 and $18,774 in 2007.

COMMISSIONS RECEIVABLE:

Commissions receivable represents the commissions due from investment companies on the sale of investment products including mutual funds and monies due from clearing firms for brokerage account transactions including the purchase and sale of stocks, bonds, exchange traded funds and mutual funds. It also represents commissions due from insurance companies on the sale of annuities, life, accident and health and group insurance products. Management establishes an allowance for the variance between commissions recorded at the time of sale and the actual amount expected to be collected. Management has determined that the appropriate allowance as of December 31, 2008 and 2007 is $4,400.

INCOME TAXES:

The Company and its Subsidiary are included in the consolidated federal income tax return filed by Hoosac Bank. Federal income taxes are calculated on the consolidated federal income tax rate, and the amount of current tax or benefit calculated is remitted to Hoosac Bank. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the consolidated financial statements for the changes in deferred tax liabilities or assets between periods.

DEPRECIATION AND AMORTIZATION OF FIXED ASSETS:

Depreciation is provided on a straight-line basis using estimated useful lives of three to fifteen years for furniture and equipment. Leasehold improvements are amortized over the economic useful life of the improvement or the term of the lease, whichever is shorter. Depreciation and amortization expense for the years ended December 31, 2008 and 2007 was $55,770 and $54,508, respectively.

STATEMENTS OF CASH FLOWS:

For purposes of the consolidated statements of cash flows, the Company has defined cash equivalents as cash and due from bank, money market mutual funds and deposits with clearing organization.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2008. The Company has deferred the application of FIN 48, but the Company's policy is to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. The Company does not expect the adoption of FIN 48 to have a material impact on its financial statements.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on Issue No. 06-4 "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements," (EITF Issue 06-4). EITF 06-4 requires companies with an endorsement split-dollar life insurance arrangement to recognize a liability for future postretirement benefits. The effective date is for fiscal years beginning after December 15, 2007, with earlier application permitted. The Company should recognize the effects of applying this issue through either (a) a change in accounting principle through a cumulative effect adjustment to retained earnings or (b) a change in accounting principle through retrospective application to all periods. The adoption of the new issue did not have a material impact on the Company's financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. The FASB's FSP FAS 157-2, "Effective Date of FASB Statement No. 157", defers until January 1, 2009, the application of SFAS 157 to nonfinancial assets and nonfinancial liabilities not recognized or disclosed at least annually at fair value. This includes nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods. The Company adopted this statement on January 1, 2008, and there was no material impact on the Company's financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 permits entities, at specified election dates, to choose to measure certain financial instruments at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and can only be applied to an entire instrument and not to specified risks, specific cash flows, or portions of that instrument. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date and upfront fees and costs related to those items will be recognized in earnings as incurred and not deferred. SFAS No. 159 is effective in fiscal years beginning after November 15, 2007 and may not be applied retrospectively. The adoption of the new standard by the Company on January 1, 2008 did not have a material impact on the Company's financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements and Amendment of ARB No. 51 ("SFAS No. 160"). The new pronouncement requires all entities to report noncontrolling (minority) interests in subsidiaries as a component of stockholders' equity. SFAS No. 160 will be effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Management does not anticipate that this statement will have a material impact on the Company's financial condition and results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" (SFAS 141(R)). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. It also amends the accounting treatment for certain specific items including acquisition costs and non controlling minority interests and includes a substantial number of new disclosure requirements. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In February 2008, the FASB issued FSP FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions." This FSP provides guidance on how the transferor and transferee should separately account for a transfer of a financial asset and a related repurchase financing if certain criteria are met. This guidance will be effective January 1, 2009. The adoption of this new FSP is not expected to have a material effect on the Company's results of operations or financial position.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" (SFAS 161). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The guidance in SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets." This FSP provides guidance as to factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, "Goodwill and Other Intangible Assets." This guidance will be effective January 1, 2009. The adoption is not expected to have a material effect on the Company's results of operations or financial position.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This standard formalizes minor changes in prioritizing accounting principles used in the preparation of financial statements that are presented in conformity with GAAP. This standard became effective November 15, 2008.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

In May 2001, the Company entered into a 15 year lease of office space at 85 Main Street, North Adams, Massachusetts that commenced on January 1, 2002. The lessor is an unrelated third party. The fixed minimum rent for the lease term is $4,100 monthly. The lease provides for renewal options for 3 additional 5 year terms. In addition, the Company is responsible for a 7% fractional share of increases in certain other expenses over the base year (2001) expenses. Rent expense for the years ended December 31, 2008 and 2007 amounted to $49,200.

The Company leases office space at 296 Main Street, Williamstown, Massachusetts under a five year lease that commenced on March 1, 2004. The lessor is Hoosac Bank. The basic fixed annual rent is $4,320. Rent expense for the years ended December 31, 2008 and 2007 was $4,320 per year. Occupancy costs are borne by the lessor.

The Company leases office space at One West Street, Pittsfield, Massachusetts under a 3 year lease. The original lease commenced on October 1, 2004 and expired on September 30, 2007. The Company has extended the lease for a one-year period expiring September 30, 2009 with a monthly base rent of $1,615. The lessor is an unrelated third party. Rent expense for the years ended December 31, 2008 and 2007 was $17,738 and $15,662, respectively.

The Company has operating leases for an auto and various equipment. Lease expense under these leases for the years ended December 31, 2008 and 2007 was $22,021 and $17,727, respectively.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2008:

2009	$ 83,512
2010	62,689
2011	55,886
2012	49,683
2013	49,200
Thereafter	147,600
Total minimum lease payments	$448,570

NOTE 5 - EMPLOYEE BENEFITS

Employees of the Company can become eligible to participate in the defined benefit pension plan and 401(k) plan sponsored by MountainOne Financial Partners, Inc. (MOFP).

The MOFP 401(k) Plan is a multi-employer discretionary contribution retirement plan sponsored by MOFP. Employees are eligible after reaching age 21 and if credited with 90 days of service. Eligible employees may defer a percentage of their compensation up to the maximum amount allowed by law. Matching and profit sharing contributions by the Company are discretionary and employees become eligible for purposes of receiving Company contributions after one year of service. No Company contributions were made in 2008 and 2007.

The MOFP Non-Contributory Defined Benefit Pension Plan provides pension benefits through membership in the Savings Banks Employees Retirement Association. Employees are eligible after reaching age 21 and if credited with one year of service. The plan provides a monthly benefit upon retirement based on compensation and years of credited service. Expense for this plan amounted to $5,338 and $5,088 for the years ended December 31, 2008 and 2007, respectively. Effective January 1, 2009 the plan is closed to new employees.

NOTE 6 - EMPLOYMENT AGREEMENT

Effective January 1, 2007, the Company entered into an Employment Agreement (Agreement) with its President and Chief Executive Officer (Executive) which concludes on December 31, 2011 unless sooner terminated in accordance with the Agreement. Under the Agreement, the Executive receives a base salary, a commission of twenty percent of gross revenue originated by the Executive and a profitability bonus equal to one-third of net income before taxes of the Company (each previous calendar year) in excess of the first fifteen percent of return on investment of Hoosac Bank. Upon termination of the Executive's employment for any reason other than "cause" as defined in the Agreement, the Executive shall be paid a retirement benefit in an amount equal to the sum of $62,500 times the number of calendar years of employment which have as of the date of such termination fully elapsed up to a cap of $500,000.

In 2008 and 2007, the Company recorded a profitability bonus of $123,323 and $101,396, respectively, and a deferred compensation expense of $62,500 for both years. These expenses are included in employee compensation and benefits expense. The related liabilities are included in accrued wages payable and other liabilities, respectively.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company had net capital of $804,865, which was $754,865 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 31%, or 0.31 to 1, as of December 31, 2008 and 36%, or 0.36 to 1, as of December 31, 2007.

NOTE 8 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by Hoosac Bank. Consolidated federal income taxes are allocated to the Company at the consolidated federal income tax rate. The Company files its own state tax returns. The Company had no tax-related balances due to or from affiliates as of December 31, 2008 and 2007.

The current and deferred portions of income tax expense included in the consolidated statements of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," are as follows for the years ended December 31:

	2008	2007
Current:		
Federal	$177,637	$165,116
State	62,233	57,328
	239,870	222,444
Deferred:		
Federal	(28,345)	(20,911)
State	(7,153)	(6,385)
	(35,498)	(27,296)
Total income tax expense	$204,372	$195,148

A reconciliation of the expense for income taxes with amounts determined by applying the U.S. statutory income tax rate to income before income taxes is as follows:

	2008	2007
Expected income tax expense at U.S. statutory tax rate of 34%	$164,973	$152,686
The effect of:		
Nondeductible expenses and other adjustments	5,067	8,840
Increase due to state taxes, net of U.S. federal income tax effects	34,332	33,622
Income tax expense	$204,372	$195,148

The Company had gross deferred tax assets and a gross deferred tax liability as follows as of December 31:

	2008	2007
Deferred tax assets:		
Goodwill amortization	$ 8,428	$ 4,964
Allowance for bad debts	1,791	1,801
Deferred compensation	49,925	25,581
Other	404	409
Gross deferred tax assets	60,548	32,755
Deferred tax liability:		
Depreciation	(8,427)	(16,132)
Gross deferred tax liability	(8,427)	(16,132)
Net deferred tax asset	$52,121	$16,623

Deferred tax assets as of December 31, 2008 and 2007 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

NOTE 9 - RELATED PARTY TRANSACTIONS

As described in Note 4, annual rent expense for lease of office space from Hoosac Bank amounted to $4,320 for the years ending December 31, 2008 and 2007. Annual rent expense of office space from Williamstown Savings Bank, a subsidiary of MountainOne Financial Partners, Inc., amounted to $1,440 for the years ending December 31, 2008 and 2007.

In 2008, the Company recorded $20,954 and $7,269 of commission income from Hoosac Bank and Williamstown Savings Bank, respectively, for stock trades. In 2007, the Company recorded $1,129 of commission income from Hoosac Bank for stock trades.

Commission income recorded by the Insurance Agency for the year ended December 31, 2008 includes $9,058 received from MountainOne Financial Partners, Inc. Commission income recorded by the Insurance Agency for the year ended December 31, 2007 includes $3,087 received from Hoosac Bank and $1,681 received from Coakley, Pierpan, Dolan & Collins Insurance Agency, Inc., a subsidiary of Hoosac Bank, and $1,872 from Williamstown Savings Bank, a subsidiary of MountainOne Financial Partners, Inc.

In 2008 and 2007, the Company recorded $6,179 and $17,377, respectively, of commission income from a third party for rollovers into the MountainOne Financial Partners, Inc. 401(k) Plan.

NOTE 10 - CONSOLIDATED SUBSIDIARIES

The following amounts of the Company's wholly-owned subsidiary, True North Insurance Agency, Inc., are included in the consolidated financial statements presented for 2008 and 2007:

	2008	2007
Total assets	$1,249,475	$954,614
Total liabilities	$ 385,272	$232,519
Stockholder's equity	$ 864,203	$722,095

In calculating Total Assets and Stockholder's Equity for Part IIA Quarterly 17-a-5(a), FOCUS Report, the broker/dealer's Investment in Subsidiary of $864,203 for 2008 and $722,095 for 2007 needs to be added back in. This account is eliminated in the consolidation process. The Company files Part IIA Quarterly 17-a-5(a) on an unconsolidated basis.

NOTE 11 - GOODWILL AND INTANGIBLE ASSETS

The Company's assets as of December 31, 2008 and 2007 include goodwill of $272,242 recognized in the acquisition of the Company by Hoosac Bank. An additional $60,000 of goodwill was recorded in 2004 for the purchase of an insurance agency from an independent contractor. The goodwill is subject to the impairment review requirements of SFAS No. 142. The Company evaluated its goodwill as of December 31, 2008 and 2007 and found no impairment.

A summary of acquired amortized intangible assets is as follows:

	As of December 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Covenants not to compete	$422,000	$254,165	$167,835
Customer lists	445,125	225,804	219,321
Total	$867,125	$479,969	$387,156

	As of December 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Covenants not to compete	$422,000	$202,099	$219,901
Customer lists	445,125	186,239	258,886
Total	$867,125	$388,338	$478,787

Aggregate amortization expense was $91,631 and $97,187 in 2008 and 2007, respectively. Amortization is being calculated on a straight-line basis.

Estimated aggregate amortization expense for each of the five years succeeding 2008, and thereafter, is as follows:

2009	$ 87,155
2010	81,322
2011	80,703
2012	69,503
2013	38,474
Thereafter	29,999
	$387,156

The following intangible assets are included in the above table.

The Company has an intangible asset (a management covenant not to compete) as of December 31, 2008 and 2007 in the amount of $100,000 that arose from the purchase of the Company by Hoosac Bank. This intangible asset is being amortized to expense over ten years on the straight-line method.

In 2002 the Company made two purchases of intangible assets as follows:

(1) $60,000 for a customer list and associated accounts and a covenant not to compete from an independent contractor who is now retired from the Company. (2) $167,500 for a customer list and a covenant not to compete, from an individual now employed by the Company.

The cost of these intangible assets was allocated in proportion to the fair values acquired and is being amortized as follows:

> The $60,000 purchase was allocated to a $50,000 customer list being amortized over 10 years and a covenant not to compete for $10,000 being amortized over 67 months.
>
> The $167,500 purchase was allocated to a $100,500 customer list being amortized over 12 years and a covenant not to compete for $67,000 being amortized over 9 years.

In 2003 the Company made two purchases of intangible assets as follows:

(1) $30,000 for a customer list and associated accounts and a covenant not to compete from an employee of the Company. (2) $169,625 for a customer list from an individual now employed by the Company.

The cost of these intangible assets was allocated in proportion to the fair values acquired and is being amortized as follows:

> The $30,000 purchase was allocated to a $25,000 covenant not to compete being amortized over five years and $5,000 to a customer list being amortized over five years.
>
> The $169,625 purchase was allocated to a customer list and is being amortized over 12 years.

In 2004 the Company made a purchase of an insurance agency from an independent contractor. The $200,000 purchase was allocated in proportion to the fair values acquired, as follows:

(1) $120,000 for a customer list and associated accounts being amortized over 10 years. (2) $20,000 for a convenant not to compete being amortized over 8 years. (3) Goodwill recorded with the purchase amounted to $60,000.

In 2006, the Company purchased a covenant not to compete from an individual now employed by the Company. The Company paid $43,750 in 2006 and paid $156,250 in 2007. The cash payment made in 2006 is being amortized over 7 years. The cash payment made in 2007 is being amortized over the remaining term of the covenant.

SCHEDULE I

TRUE NORTH FINANCIAL SERVICES, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

	As of December 31, 2008	As of December 31, 2007
Net Capital		
Total consolidated stockholder's equity	$2,759,530	$2,592,113
Deduct stockholder's equity of Subsidiary	864,203	722,095
Total stockholder's equity qualified for net capital	1,895,327	1,870,018
Deductions:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	330,380	354,715
Intangible assets	580,810	663,740
Other assets	159,482	109,593
Total nonallowable assets	1,070,672	1,128,048
Unsecured debit balance accounts	3,515	1,677
Haircut on money market accounts	16,275	4,649
Total deductions to equity to compute net capital	1,090,462	1,134,374
Net capital	$ 804,865	$ 735,644
Aggregate indebtedness		
Items included in consolidated statement of financial condition (except for debt of non broker-dealer subsidiary):		
Commissions payable	$ 32,348	$ 67,134
Accounts payable, accrued expenses and other	218,398	196,151
Total aggregate indebtedness	$ 250,746	$ 263,285
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness):	$ 16,716	$ 17,552
Minimum dollar net capital requirement in accordance with SEC Rule 15c3-1(a)(2)(iv)	$ 50,000	$ 50,000
Net capital requirement, greater of $16,716 or $50,000 in 2008 and greater of $17,552 or $50,000 in 2007	$ 50,000	$ 50,000
Excess net capital	$ 754,865	$ 685,644
Ratio: Aggregate indebtedness to net capital	31%	36%

Reconciliation with Company's computation (included in Part II of the Form X-17A-5 as of December 31, 2008 and 2007):

There are no material differences between the Net Capital Computation reported on the Company's December 31, 2008 part II FOCUS report as amended on March 16, 2009 and the audited December 31, 2008 Net Capital Computation noted on the above Schedule 1.

There are no material differences between the Net Capital Computation reported on the Company's December 31, 2007 part II FOCUS report as amended on March 24, 2008 and the audited December 31, 2007 Net Capital Computation noted on the above Schedule 1.

The Company is claiming exemption from schedules II (Computation for Determination of Reserve Requirements) and III (Information Relating to Possession or Control Requirements) under Rule 15c3-3 of the SEC. Such exemption claim is made because all customer transactions by True North Financial Services, Inc. are cleared through a clearing firm on a fully disclosed basis or are done by application directly to a mutual fund or insurance company.

SHATSWELL, MacLEOD & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

SEC Mail Processing
Section

APR -8 2009

Washington, DC
110

Board of Directors
True North Financial Services, Inc. and Subsidiary:

Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the consolidated financial statements and supplemental schedules of True North Financial Services, Inc. and Subsidiary (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and the MSRB, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
April 2, 2009

TRUE NORTH FINANCIAL SERVICES, INC.

NORTH ADAMS, MASSACHUSETTS

* * * * * *

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

SHATSWELL, MacLEOD & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS